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                            December 19, 2022

       Kelvin Ang
       Chief Executive Officer
       FBS Global Limited
       74 Tagore Lane, #02-00
       Sindo Industrial Estate
       Singapore 787498

                                                        Re: FBS Global Limited
                                                            Amendment No. 3 to
Draft Registration Statement on Form F-1
                                                            Submitted December
5, 2022
                                                            CIK No. 0001938534

       Dear Kelvin Ang:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 3 to Draft Registration Statement on Form F-1

       Summary Compensation Table, page 93

   1. We note your response to prior comment 2. Please tell us how you determined the salary amounts for Mr. Chew
and Mr. Ang that are disclosed in the table on page 93 in view of the monthly salaries
disclosed in the Employment Agreements section on page 93.
       Related Party Transactions, page 95

   2. We note your revisions in response to prior comment 3. Please update the disclosure to be as of the most recent
practicable date. Currently, your disclosure is as of June 30, 2022.
 Kelvin Ang
FBS Global Limited
December 19, 2022
Page 2
Consolidated Financial Statements, page F-1

3. Please update the financial statements and related disclosures included in the registration statement in accordance with the guidance outlined in Item 8.A.5 to Form 20-F to include at least the six month period ended June 30, 2022.
       You may contact Mindy Hooker at (202) 551-3732 or Kevin Woody at (202) 551-3629 if
you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or Geoff Kruczek at (202) 551-3641 with any other questions.



                                                            Sincerely,
FirstName LastNameKelvin Ang
                                                            Division of
Corporation Finance
Comapany NameFBS Global Limited
                                                            Office of
Manufacturing
December 19, 2022 Page 2
cc:       David L. Ficksman, Esq.
FirstName LastName